April 25, 2016

VIA HAND DELIVERY AND EDGAR

Jay Ingram

Legal Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ingevity Corporation Amended Registration Statement on Form 10-12B Filed April 25, 2016 File No. 001-37586

Dear Mr. Ingram:

On behalf of our client, Ingevity Corporation (“Ingevity” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 25, 2016, regarding the Company’s Amended Registration Statement on Form 10 (File No. 001-37586) (the “Form 10”) filed on April 25, 2016. In

April 25, 2016

connection with this letter responding to the Staff’s comments, we are filing with the Commission Amendment No. 7 to the Form 10 (“Amendment No. 7”). For the Staff’s convenience, a copy of this letter, along with a marked electronic copy of this Amendment No. 7, is being provided to show the revisions from the version of the Form 10 filed on April 25, 2016.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 7. All page references in the responses set forth below shall refer to pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 7.

Information Statement filed as Exhibit 99.1

Unaudited Pro Forma Combined Financial Statements, page 48

1.	You disclose that pro forma basic and diluted earnings per share are $2.68 and $2.67, respectively. Based on your pro forma financial statements, pro forma basic and diluted earnings per share are $2.12. Please revise your disclosures to be consistent throughout the filing.

Response: In Response to the Staff’s comment, the disclosure on page 48 has been revised.

*     *     *     *      *     *

April 25, 2016

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 403–1065 or at CNDarnell@wlrk.com.

Sincerely yours,

/s/ Chelsea N. Darnell, Esq.

Wachtell, Lipton, Rosen & Katz

Enclosures

CC:	Robert B. McIntosh, Esq.
Executive Vice President, General Counsel and Secretary, WestRock Company
Katherine Pryor Burgeson, Esq. Senior Vice President, General Counsel and Secretary, Ingevity Corporation Gregory E. Ostling, Esq. Partner, Wachtell, Lipton, Rosen & Katz